UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
	By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
	Title:	Chief Financial Officer

DATE: April 28, 2008

Exhibit 99.1
Simcere Pharmaceutical Group Reports Proposed Private Sale of Its Ordinary Shares by One of its
Existing Shareholders
NANJING, China, April 28, 2008 — Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today announced that it has been informed that one of its existing shareholders, New Good Management Limited, a British Virgin Islands company beneficially owned by 15 individuals, including certain senior management of Simcere Pharmaceutical, has entered into a share purchase agreement with King View Development International Limited, a British Virgin Islands company affiliated with Trust Bride Partners, a private equity fund. Under the terms and conditions of the share purchase agreement, King View has agreed to purchase from New Good Management in a private sale a total of 11,820,000 ordinary shares New Good Management holds in Simcere Pharmaceutical, or approximately 9.3% of Simcere Pharmaceutical’s issued and outstanding share capital as of April 26, 2008. We have been informed that, except for Mr. Haibo Qian, the secretary to the board of directors and company secretary, and Chuan Li, a deputy manager of one of our subsidiaries, none of the shareholders of New Good Management who participate in this proposed private sale is an employee of Simcere Pharmaceutical. The closing of the proposed transaction is subject to customary closing conditions and is expected to take place prior to the middle of May 2008. Upon closing, we expect that New Good Management and Assured Ahead Investments Limited, a British Virgin Islands company that is 68.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, will each own approximately 39.6% and 20.8% of Simcere Pharmaceutical’s issued and outstanding share capital, respectively.
Upon closing of the proposed transaction, Simcere Pharmaceutical will enter into a registration rights agreement with King View and New Good Management, pursuant to which Simcere Pharmaceutical will agree to file registration statements with the Securities and Exchange Commission to cover the resale of the ordinary shares to be purchased by King View. New Good Management will bear all costs associated with the filing of such registration statements.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR — News, Simcere — News) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has focused its strategy on the development of first- to-market generic and innovative pharmaceuticals, and has introduced a first- to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication, and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases, and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit http://www.simcere.com .
For investor and media inquiries, please contact:
In China:
Frank Zhao
Chief Financial Officer
Simcere Pharmaceutical
Tel: +86-25-8556-6666 x8818

Wu Kejia
Brunswick Group
Tel: +86-10-6566-2256
In Hong Kong:
Joseph Lo
Brunswick Group
Tel: +852-3512-5000
In the United States:
Michael Guerin
Brunswick Group LLC
Tel: +1-212-333-3810